


RECEIVED
APR 13 2006
203
PROCESSING
SECTION
WASH, D.C.

PRESS RELEASE

Tiomin Buys Back Pangea's NPI on its Kenyan Mineral Sands Properties

Toronto, Canada. April 5, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to announce that it has entered into an agreement (the "Termination of Royalty Agreement") with Pangea Goldfields Inc. ("Pangea"), a subsidiary of Barrick Gold Corporation whereby Tiomin can buy back the 20% Net Profit Interest Royalty ("NPI Royalty") that Pangea holds on the mineral sands exploration licences of Kwale, Kilifi, Vipingo, and Mambrui in Kenya.

Pursuant to the terms of the Termination of Royalty Agreement, Tiomin has agreed to make a cash payment of US$2.0 million and issue 5 million common shares of the Company to Pangea at the date of closing, which is to be five business days after availability of drawdown on the project debt financing for the Kwale development project. If the closing date does not occur on or before September 27, 2006, the agreement will be terminated without payment, and Pangea's royalty interest will continue. Furthermore, Tiomin has agreed to make a cash payment of US$1.0 million, only if and when commercial production is reached, for each of the other properties (Kilifi, Vipingo, and Mambrui), or if Tiomin sells an interest in any such property to a third party. Pangea will have the right of first refusal on any sale of interest in the four properties mentioned above.

On April 4, 2006, Tiomin announced that it had appointed a syndicate of three financial institutions to arrange and underwrite a loan of US$120 million for the construction of the Kwale project. The Company has initiated the first phase of the resettlement program which involves 22 landowners located near the planned plant facility and the central dune deposit. Rehabilitation of the Koromojo water reservoir is also underway. Tiomin is expected to award the engineering, procurement and construction management (EPCM) contract in April and proceed with construction activities upon completing project financing.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232 or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.




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